July 12, 2019

Chris M. Paris
Senior Vice President and Chief Financial Officer
Jason Industries, Inc.
833 East Michigan Street, Suite 900
Milwaukee, Wischonsin 53202

       Re: Jason Industries, Inc.
           Form 10-K/A for the Year Ended December 31, 2018
           Filed May 13, 2019
           Form 8-K Filed May 2, 2019
           File No. 001-36051

Dear Mr. Paris:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction